

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2020

Bill J. Hodson
Chief Executive Officer
LiveWire Ergogenics, Inc.
1600 North Kraemer Boulevard
Anaheim, CA 92806

> **Re: LiveWire Ergogenics, Inc.**
> **Amendments 1 and 2 to Offering Statement on Form 1-A**
> **Filed May 11, 2020 and May 19, 2020**
> **File No. 24-11205**

Dear Mr. Hodson:

We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

Amendment 2 to Offering Statement on Form 1-A filed May 19, 2020

Financial Statements, page 2

1. Please revise your cash and cash equivalents balance sheet line item to accurately reflect the correct balance at December 31, 2019.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 16

2. Please revise your MD&A to include a discussion of information regarding your liquidity and capital resources for the respective reporting periods pursuant to Item 9(b) of Form 1-A.

You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3377 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding

Bill J. Hodson
LiveWire Ergogenics, Inc.
May 27, 2020
Page 2

comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202)551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William R. Eilers, Esq.